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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

SL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

784413 10 6

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784413 10 6

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 amends and restates in its entirety the Schedule 13D (the “Schedule 13D”) of Oaktree Capital Management, LLC (“Oaktree”) and OCM Principal Opportunities Fund, L.P. (the “Principal Opportunities Fund”) filed with the Securities and Exchange Commission (the “Commission”) on October 16, 1998, as amended by the Amendment No. 1 to the Schedule 13D filed with the Commission on December 10, 1998, and as amended by the Amendment No. 2 to the Schedule 13D filed with the Commission on January 26, 1999, relating to the common stock, par value $0.20 per share (the “Common Stock”) of SL Industries, Inc., a New Jersey corporation (the “Issuer”).

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.20 per share (“Common Stock”), of SL Industries, Inc., a New Jersey corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 520 Fellowship Road, Suite A114, Mt. Laurel, New Jersey 08054.

Item 2.	Identity and Background
This Schedule 13D is filed on behalf of :
(1)	Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), in its capacity as general partner of the Principal Opportunities Fund (as defined below); and
(2)	OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the “Principal Opportunities Fund”).

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The principal business of the Principal Opportunities Fund is to invest in entities over which there is a potential for the fund to exercise significant influence or control.  Based on Oaktree’s relationship with the Principal Opportunities Fund, Oaktree may be deemed to beneficially own the shares of Common Stock held by the Principal Opportunities Fund.

(a)-(c) & (f)

Oaktree is the general partner of the Principal Opportunities Fund.  The address of the principal business and principal office for Oaktree, the Principal Opportunities Fund and the portfolio manager of the Principal Opportunities Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree and the Principal Opportunities Fund are listed below. The principal address for each member and executive officer of Oaktree and the Principal Opportunities Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers & Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Portfolio Manager
Steve A. Kaplan	Principal
Bruce A. Karsh	President and Principal

(d)-(e)

During the last five years, neither Oaktree, the Principal Opportunities Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Principal Opportunities Fund beneficially owned 525,000 shares of the Issuer’s Common Stock as of August 26, 2003.  The Principal Opportunities Fund used funds obtained from its working capital for the acquisition of such shares of Common Stock, as previously reported.

Item 4.	Purpose of Transaction
The shares of the Issuer’s Common Stock described in Item 3 were acquired for investment purposes, subject to the next paragraph.

Oaktree, as the general partner of the Principal Opportunities Fund, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Principal Opportunities Fund, or by other accounts and funds of which Oaktree is the general partner and/or investment manager or whether the Principal Opportunities Fund or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s

Common Stock beneficially owned by Oaktree and the Principal Opportunities Fund may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof, the Principal Opportunities Fund owns and has sole power to vote and dispose of zero (0) shares of the Issuer’s Common Stock.
As of the date hereof, Oaktree, in its capacity as the general partner of the Principal Opportunities Fund, may be deemed to beneficially own zero (0) shares of Common Stock of the Issuer.

(b)           Oaktree has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner of the Principal Opportunities Fund, including the power to vote and dispose of the Issuer’s Common Stock.  Therefore, Oaktree has the power to vote and dispose of  zero (0) shares of the Issuer’s Common Stock.

Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the Principal Opportunities Fund and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c)           On August 27, 2003, the Principal Opportunities Fund sold 525,000 shares of the Issuer’s Common Stock (representing all of the shares beneficially owned by it) in the open market for $6.75 per share.

(d) None
(e) As of August 27, 2003, the Reporting Persons herein ceased to be the beneficial owners of five percent or more of the Issuer’s Class A common stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Oaktree, as general partner of the Principal Opportunities Fund, receives a management fee for managing the assets of the Principal Opportunities Fund and has a carried interest in the Principal Opportunities Fund.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the Principal Opportunities Fund.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of September 3, 2003.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ John Frank
John Frank
Principal and General Counsel

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ John Frank
John Frank
Principal and General Counsel

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director